UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 29, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES BY A DIRECTOR
Westonaria, 26 February 2016. In compliance with paragraphs
3.63 to 3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr C Keyter, an
Executive Director of Sibanye Gold, has sold the Company’s
shares in the market in his own capacity.
Details of the transaction are set out below:
Nature of transaction On market sale of shares
Transaction Date 25 February 2016
Number of Shares 205244
Class of Security Ordinary shares
Market Price per share R54.32
Total Value R11 148 854.08
Nature of interest Indirect and Beneficial
Nature of transaction On market sale of shares
Transaction Date 25 February 2016
Number of Shares 2654
Class of Security Ordinary shares
Market Price per share R55.62
Total Value R147 615.48
Nature of interest Indirect and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 29, 2016
By:            /s/ Charl Keyter
Name:       Charl Keyter
Title:         Chief Financial Officer